Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At June 30 2026	At December 31 2025
ASSETS
Current
Cash and cash equivalents (note 4)	$465,289	$465,918
Trade and other receivables	7,376	5,332
Inventories (note 5)	16,456	12,267
Investments-equity instruments (note 6)	12,097	11,961
Investments–uranium (note 6)	72,274	61,560
Prepaid expenses and other	4,913	3,195
	578,405	560,233
Non-Current
Inventories-ore in stockpiles (note 5)	2,098	2,098
Investments-equity instruments (note 6)	5,918	5,951
Investments-uranium (note 6)	42,160	128,716
Investments-debt instruments (note 6)	11,923	11,768
Capped Call derivative options (note 12)	56,754	47,993
Investments-joint venture (note 7)	19,457	19,450
Restricted cash and investments	11,198	11,830
Property, plant and equipment (note 8)	385,370	316,926
Other long-term assets	1,067	1,109
Total assets	$1,114,350	$1,106,074
LIABILITIES
Current
Accounts payable and accrued liabilities (note 9)	$55,313	$41,202
Current portion of long-term liabilities:
Deferred revenue (note 10)	4,500	4,517
Reclamation obligations (note 11)	1,085	1,060
Other liabilities	577	5,342
	61,475	52,121
Non-Current
Deferred revenue (note 10)	36,051	35,628
Reclamation obligations (note 11)	36,538	33,544
Convertible Notes (note 12)	687,272	612,164
Other liabilities	2,540	2,658
Deferred income tax liability	1,569	1,589
Total liabilities	825,445	737,704
EQUITY
Share capital (note 13)	1,693,052	1,683,831
Contributed surplus	76,567	76,229
Deficit	(1,482,604)	(1,393,288)
Accumulated other comprehensive income (note 15)	1,890	1,598
Total equity	288,905	368,370
Total liabilities and equity	$1,114,350	$1,106,074
Issued and outstanding common shares (note 13)	905,139,960	901,610,950
Commitments and contingencies (note 20) Subsequent events (note 21)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

REVENUES (note 16)	$720	$1,276	$1,826	$2,651

EXPENSES
Operating expenses (note 16)	(1,313)	(1,386)	(2,775)	(2,609)
Exploration (note 16)	(2,727)	(2,510)	(9,228)	(10,564)
Evaluation (note 16)	(7,175)	(11,106)	(15,277)	(20,136)
Mine development (note 16)	(529)	-	(1,988)	-
General and administrative (note 16)	(6,565)	(4,603)	(12,405)	(9,346)
Other income/(loss) (note 15)	1,394	32,822	7,962	5,415
	(16,915)	13,217	(33,711)	(37,240)
Income (loss) before net finance expense, equity accounting and taxes	(16,195)	14,493	(31,885)	(34,589)

Finance (expense)/income, net (note 15)	43,022	(293)	(60,111)	(118)
Equity share of gain/(loss) of investment in associates (note 6)	(745)	(1,359)	(961)	(1,499)
Equity share of loss of joint venture (note 7)	(539)	(426)	(1,109)	(937)
Income (loss) before taxes	25,543	12,415	(94,066)	(37,143)
Deferred Income tax recovery (note 17)	20	83	4,750	6,107
Net income (loss) for the period	$25,563	$12,498	$(89,316)	$(31,036)

Other comprehensive loss:
Items that are or may be subsequently reclassified to loss:
Foreign currency translation change	184	(188)	292	(190)
Comprehensive income (loss) for the period	$25,747	$12,310	$(89,024)	$(31,226)

Continuing operations net income (loss) per share:
Basic and diluted:	$0.03	$0.01	$(0.10)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic	903,994	896,322	904,885	896,049
Diluted	914,375	903,172	904,885	896,049

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2026	2025

Share capital (note 13)
Balance-beginning of period	$1,683,831	$1,665,189
Shares issued, net of issue costs	1,493	108
Share options exercised-cash	4,059	165
Share options exercised-transfer from contributed surplus	2,027	84
Share units exercised-transfer from contributed surplus	1,642	928
Balance-end of period	1,693,052	1,666,474

Contributed surplus
Balance-beginning of period	76,229	73,311
Share-based compensation expense (note 14)	4,007	2,486
Share options exercised-transfer to share capital	(2,027)	(84)
Share units exercised-transfer to share capital	(1,642)	(928)
Balance-end of period	76,567	74,785

Deficit
Balance-beginning of period	(1,393,288)	(1,176,000)
Net loss	(89,316)	(31,036)
Balance-end of period	(1,482,604)	(1,207,036)

Accumulated other comprehensive income (note 15)
Balance-beginning of period	1,598	1,822
Foreign currency translation	292	(190)
Balance-end of period	1,890	1,632

Total Equity
Balance-beginning of period	$368,370	$564,322
Balance-end of period	$288,905	$535,855

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2026	2025
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss for the period	$(89,316)	$(31,036)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	13,982	5,232
Fair value change (gains) losses:
Investments-equity instruments (notes 6 and 15)	752	(2,101)
Investments-uranium (notes 6 and 15)	(15,782)	(4,527)
Investments-convertible debentures (notes 6 and 15)	(155)	508
Deferred consideration (note 10)	(88)	(115)
Investments-Capped Call options (note 15)	(8,761)	-
Convertible notes-Embedded Derivatives (note 12)	53,972	-
Investment in associate-equity pick up (note 6)	961	1,499
Joint venture-equity share of loss (note 7)	1,109	937
Recognition of deferred revenue (note 10)	(1,826)	(2,651)
Post-employment benefit payments	(52)	(29)
Reclamation obligation expenditures (note 11)	1,948	(522)
Share-based compensation (note 14)	4,007	2,486
Foreign exchange loss (gain) (note 15)	6,413	1,127
Deferred income tax recovery	(4,750)	(6,107)
Change in non-cash operating working capital items (note 15)	(21,180)	(4,545)
Net cash used in operating activities	(58,766)	(39,844)

INVESTING ACTIVITIES
(Increase)/Decrease in restricted cash and investments	629	(521)
Purchase of equity investments (note 6)	(786)	(632)
Purchase of investments in joint venture (note 7)	(1,116)	-
Additions of property, plant and equipment (note 8)	(40,812)	(11,319)
Proceeds on disposal of investments – Uranium (note 6)	91,624	-
Net cash (used in) provided by investing activities	49,539	(12,472)

FINANCING ACTIVITIES
Proceeds from share options exercised (note 13)	4,059	165
Repayment of debt obligations	(204)	(242)
Payment of issue costs	(67)	(252)
Net cash (used) provided by financing activities	3,788	(329)

Decrease in cash and cash equivalents	(5,439)	(52,645)
Foreign exchange effect on cash and cash equivalents	4,810	(1,340)
Cash and cash equivalents, beginning of period	465,918	108,518
Cash and cash equivalents, end of period	$465,289	$54,533

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, development and mining of uranium bearing properties, as well as the processing and selling of, and investing in, uranium.

Denison’s property interests are focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), which owns the Company’s flagship Wheeler River Uranium Project. Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region, including a 70.55% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 25.17% interest in the Midwest Joint Venture (“MWJV”) and a 22.5% interest in the McClean Lake Joint Venture (“MLJV”), which includes the McClean Lake mill and the McClean North mine. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 10). The McClean North mine uses the MLJV’s patented Surface Access Borehole Resource Extraction (“SABRE”) mining method and commenced production in 2025.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%), and the Christie Lake project (JCU 34.4508%). See note 7 for details.

DMC is established under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2025. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on August 12, 2026.

3.
MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Material Accounting Policies

The material accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, except as noted below.

The Company has considered the amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which are effective for annual periods beginning on or after January 1, 2026 and has concluded that these amendments have no impact on the Company’s condensed interim consolidated financial statements.

New Accounting Policies

On February 24, 2026 the Company announced the Final Investment Decision (“FID”) for the Phoenix in-situ Recovery Mine and its plans to commence construction. The decision to commence construction of Phoenix reflects management’s assessment that the technical feasibility and commercial viability of the project has been proven. Accordingly, during construction, equipment purchases and expenditures on construction of mining and processing facilities will be capitalized and classified as assets under construction.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These costs include: the purchase price of goods and materials, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing items and restoring the site on which it is located.

Applicable borrowing costs are capitalized to qualifying assets and are included in assets under construction. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use.

Assets under construction are not considered to be available for use and are therefore not subject to depreciation.
When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, or property, plant and equipment. Depreciation commences once the asset is complete and available for use.

Any costs incurred during the construction of Phoenix that are not eligible for capitalization will be expensed as Mine Development Costs including costs associated with engagement activities and payments under impact benefit agreements.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. The critical accounting estimates and judgements utilized in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025.

Changes in Accounting Standards not yet effective

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Cash	$88,194	$11,620
Cash in MLJV and MWJV	5,024	1,970
Cash equivalents	372,071	452,328
	$465,289	$465,918

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.
INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Inventory of MLJV - McClean North
Ore stockpile	$4,959	$1,018
Ore in circuit	449	135
Uranium in Concentrates	6,847	6,847
Inventory of MLJV – historic Sue ore stockpile	2,098	2,098
Mine and mill supplies in MLJV	4,201	4,267
	$18,554	$14,365

Inventories-by balance sheet presentation:
Current	$16,456	$12,267
Long term-ore in stockpiles	2,098	2,098
	$18,554	$14,365

6.
 INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Investments:
Equity instruments
Shares	$11,711	$11,949
Warrants	885	1,131
Investment in Associates	5,419	4,832
Debt Instruments	11,923	11,768
Physical Uranium	114,434	190,276
	$144,372	$219,956

Investments-by balance sheet presentation:
Current	$84,371	$73,521
Long-term	60,001	146,435
	$144,372	$219,956

Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date, investment in associates, as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Investment in Associates	Debt Instruments	Physical Uranium	Total Investments

Balance-December 31, 2025	$13,080	$4,832	$11,768	$190,276	$219,956
Sale of investments	-	-	-	(91,624)	(91,624)
Acquisition of investments	268	1,548	-	-	1,816
Change in fair value gain to profit and (loss) (note 15)	(752)	-	155	15,782	15,185
Equity pick up of associates	-	(961)	-	-	(961)
Balance-June 30, 2026	$12,596	$5,419	$11,923	$114,434	$144,372

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investment in equity and debt instruments

At June 30, 2026, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as a strategic investment in F3 Uranium Corp. (“F3”) in the form of convertible debt instruments.

Investment in associates

As at June 30, 2026, the Company has investments in two entities, in which significant influence can be demonstrated, and the investments are accounted for as investment in associates.

In October 2024, Denison completed a transaction with Foremost Clean Energy Ltd (“Foremost”), whereby Denison became a significant shareholder in Foremost in exchange for granting Foremost a multi-phase option to acquire up to 70% of Denison’s interest in 10 non-core uranium exploration properties (see Note 21).

In May 2026, the Company exercised its equity participation right under the amended and restated investor rights agreement and acquired an additional 137,590 shares for a total consideration of $335,720. During 2025, the Company purchased 485,000 shares of Foremost for total consideration of $1,067,000.

In January 2025, Denison closed a transaction with Cosa Resources Corp (“Cosa”), whereby Denison became a significant shareholder in Cosa in exchange for Cosa’s acquisition of a 70% interest in Denison's Murphy Lake North, Darby, and Packrat properties (collectively the “Cosa Transaction”). Under the Cosa Transaction, Cosa is required to issue Denison a further $2,250,000 in deferred consideration shares within a five-year period beginning on the closing date. On January 14, 2026, Denison received 1,960,000 common shares in Cosa valued at $762,000 to reduce the deferred consideration shares owing from $2,250,000 to $1,488,000 (see Note 21).

In June 2026, the Company participated in a Cosa private placement pursuant to its pre-emptive and top-up rights under the investor rights agreement and acquired an additional 750,000 shares for a total consideration of $450,000. In 2025, the Company participated in a private placement and acquired 4,835,358 common shares and 2,417,679 share purchase warrants for total consideration of $1,232,000.

The Company accounts for its investments in Foremost and Cosa as investments in an associate using the equity method, as it has determined it has significant influence over both companies, due to Denison’s shareholdings and board representation rights. Denison records its equity share of earnings (loss) in Foremost and Cosa one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

As at June 30, 2026, based on the most recent publicly available information, the Company owns 15.77% of the issued and outstanding common shares of Foremost (holding 2,600,000 Foremost common shares) and its equity loss pick up of Foremost of $1,532,000 offset by a dilution gain of $443,000 (March 31, 2026 – dilution gain of $985,000) for a total loss of $1,089,000 for the six months ended June 30, 2026 (June 30, 2025 – equity pickup loss of $1,105,000) (see Note 21).

As at June 30, 2026, based on the most recent publicly available information the Company owns 16.21% of the issued and outstanding common shares of Cosa (holding 21,740,864 Cosa common shares) and its equity loss pick up of Cosa, amounted of $505,000 and a dilution gain of $634,000 (March 31, 2026 – dilution loss of $205,000) for a total gain of $129,000 for the six months ended June 30, 2026 (June 30, 2025 – equity pickup loss of $394,000).

Investment in uranium

As at June 30, 2026, the Company holds a total of 950,000, pounds of physical uranium as uranium oxide concentrates (“U3O8“) at a cost of $35,124,000 (US$28,414,000 or US$29.91 per pound of U3O8) and market value of $114,434,000 (US$80,608,000 or US$84.85 per pound of U3O8). At December 31, 2025, the Company held a total of 1,700,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a cost of $62,487,000 (US$50,539,000 or US$29.73 per pound of U3O8) and market value of $190,276,000 (US$138,615,000 or US$81.55 per pound of U3O8).

As at June 30, 2026, the Company has entered into commitments to sell 600,000 pounds of U3O8 between the third quarter of 2026 and the second quarter of 2027. These deliveries of U3O8 are scheduled to occur in the next twelve months and the applicable portion of the investment value is classified as a current asset.

During the second quarter, the Company completed four uranium sales, selling an aggregate of 750,000 pounds of U3O8 at an average price of $122.16 per pound of U3O8 (US$89.17 per pound of U3O8) for proceeds of $91,624,000 (US$66,880,000).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Investment in joint venture:
JCU	$19,457	$19,450
	$19,457	$19,450

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2025	$19,450
Investment at cost:
Additional investment in JCU	1,116
Equity share of loss	(1,109)
Balance-June 30, 2026	$19,457

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEC 65.5492%).

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At June 30	At December 31
(in thousands)	2026	2025

Total current assets(1)	$667	$352
Total non-current assets	39,089	39,227
Total current liabilities	(325)	(133)
Total non-current liabilities	(517)	(546)
Total net assets	$38,914	$38,900

Six Months Ended
May 31 2026(2)

Revenue	$-
Net loss	(2,217)

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2025	$38,900
Net loss	(2,217)
Investments from owners	2,231
Net assets of JCU-at May 31, 2026	$38,914
Denison ownership interest	50.00%
Investment in JCU	$19,457
(1)
Included in current assets are $665,000 in cash and cash equivalents (December 31,2025 - $352,000)
(2)
Represents JCU net loss for the six months ended May 31, 2026 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment			Mineral	Total
(in thousands)	Owned	Right-of-Use	Assets under Construction	Properties	PP&E

Cost:
Balance-December 31, 2025(1)	$136,051	$2,254	$26,900	$201,602	$366,807
Additions (note 16)	5,623	58	63,147	620	69,448
Additions-capitalized borrowing costs (note 15)	-	-	2,081	-	2,081
Disposals	(93)	-	-	-	(93)
Balance-June 30, 2026	$141,581	$2,312	$92,128	$202,222	$438,243

Accumulated amortization, depreciation:
Balance-December 31, 2025	$(47,618)	$(603)	$-	$(1,660)	$(49,881)
Amortization	(267)	-	-	-	(267)
Depreciation	(2,672)	(146)	-	-	(2,818)
Disposals	93		-		93
Balance-June 30, 2026	$(50,464)	$(749)	$-	$(1,660)	$(52,873)

Carrying value:
Balance-December 31, 2025	$88,433	$1,651	$26,900	$199,942	$316,926
Balance-June 30, 2026	$91,117	$1,563	$92,128	$200,562	$385,370

Plant and Equipment – Owned

The Company’s Plant and Equipment is predominantly comprised of (a) its 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV (including various infrastructure, building and machinery assets), (b) exploration equipment and (c) exploration camps (d) office-related equipment.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Assets under Construction

On February 24, 2026, the Company announced the FID for the Phoenix in-situ recovery uranium mine and its plans to commence construction. During construction, expenditures incurred on construction of mining and processing facilities are capitalized and classified as assets under construction. These costs include: the purchase price of goods and materials, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges, capitalized borrowing costs and estimated costs of dismantling and removing items and restoring the site on which it is located.

Mineral Properties

As at June 30, 2026, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $170,185,000, or 84.9%, of the total mineral property carrying value as at June 30, 2026.

On February 24, 2026, the Company announced the FID for the Phoenix in-situ Recovery Mine and site preparation and early works activities started in March 2026. The decision to commence construction of Phoenix reflected management’s assessment that the technical feasibility and commercial viability of the project had been proven. As such, the Phoenix project is no longer accounted for under IFRS 6, Exploration for and Evaluation of Mineral Resources, but rather under IAS 16, Property, Plant and Equipment. As required under IFRS 6, immediately before exiting the exploration and evaluation phase, the Company performed an impairment test to assess the recoverability of the Wheeler River mineral property asset and concluded that there was no impairment.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Trade payables	$37,152	$19,968
Interest payable on Convertible Notes	5,974	7,645
Payables in MLJV and MWJV	9,128	8,999
Other payables	3,059	4,590
	$55,313	$41,202

10. DEFERRED REVENUE

The deferred revenue balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

CLJV Toll Milling-Ecora	$31,502	$31,910
Uranium Prepayment	9,049	8,235
	$40,551	$40,145
Deferred revenue-by balance sheet presentation:
Current	$4,500	$4,517
Non-current	36,051	35,628
	$40,551	$40,145

The deferred revenue continuity summary is as follows:

	CLJV	Uranium
(in thousands)		Prepayment

Balance-December 31, 2025	$31,910	$8,235
Revenue recognized during the period (note 16)	(1,826)	-
Accretion (note 15)	1,418	516
Unrealized foreign exchange loss	-	298
	$31,502	$9,049

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora pursuant to which, Denison received an upfront payment of $43,500,000 in exchange for its right to receive specified future toll milling cash receipts from the MLJV earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill under the current toll milling agreement with the CLJV from July 1, 2016 onwards (the “Ecora Arrangement”). The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

During the three and six months ended June 30, 2026, the Company recognized $720,000 and $1,826,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 2,879,000 and 7,831,000 pounds U3O8 (100% basis). The draw-down in 2026 includes a cumulative decrease in revenue for prior periods of $132,000 resulting from changes in estimates to the toll milling rates during 2026.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the comparative three and six months ended June 30, 2025, the Company recognized $1,276,000 and $2,651,000 of toll milling revenue from the draw-down of deferred revenue, respectively based on Cigar Lake toll milling production of 5,083,000 pounds and 10,114,000 pounds U3O8 (100% basis). The draw-down in 2025 included a cumulative increase in revenue for prior periods of $113,000 resulting from changes in estimates to the toll milling rates during 2025.

During the three and six months ended June 30, 2026, the Company recognized accretion expense of $682,000 and $1,418,000, including a true-up adjustment of $54,000 due to the change in the estimated timing of milling of the Cigar Lake ore (June 30, 2025, accretion expense for three and six months of $719,000 and $1,397,000 including a $41,000 true-down adjustment in the first quarter of 2025).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

Uranium Prepayment

In 2025, Denison entered a uranium sales contract with a third party which included upfront cash prepayments. Under this arrangement Denison received $8,235,000 (US$6,000,000) in December 2025, with an additional US$4,000,000 due by the end of 2026. As consideration for the prepayments, the counterparty will receive a discount from the then prevailing market price on the sale of 4,500,000 pounds of U3O8, with scheduled deliveries from 2028-2033. The prepayment has been recorded as deferred revenue. The amount of the upfront payment included a significant financing component, so the Company is recognizing accretion expense on the deferred revenue.

11. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Reclamation obligations-by item:
Elliot Lake	$16,583	$16,662
MLJV and MWJV	13,705	13,293
Wheeler River and other	7,335	4,649
	$37,623	$34,604

Reclamation obligations-by balance sheet presentation:
Current	$1,085	$1,060
Non-current	36,538	33,544
	$37,623	$34,604

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2025	$34,604
Liability adjustments-balance sheet	2,546
Accretion (note 15)	1,071
Expenditures incurred	(598)
Balance-June 30, 2026	$37,623

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust (“Trust”). The Trust had a balance of $4,408,000 as at June 30, 2026 (December 31, 2025 - $3,652,000).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly as at June 30, 2026, the Company has provided surety bonds under an agreement with a Canadian licensed insurance company, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, along with the construction activities at the Phoenix site, are subject to environmental regulations as set out by the government of Saskatchewan. The estimate for the reclamation obligation for Phoenix is based on the construction activities completed to date. Following receipt of approval to construct the Phoenix Project the Company had 60 days to provide a financial guarantee for the Project. This requirement was met in April 2026, where the Company provided surety bonds under an agreement with a Canadian licensed insurance company totaling $13,874,000 in support of decommissioning and reclamation obligations for Wheeler River Project including the preliminary decommissioning cost estimate for the construction scopes that are expected to be completed.

12. CONVERTIBLE SENIOR UNSECURED NOTES AND CAPPED CALL DERIVATIVE OPTIONS

Convertible Senior Unsecured Notes

	At June 30	At December 31
(in thousands)	2026	2025

Host-liability of the Notes	$316,856	$295,720
Embedded Derivatives	370,416	316,444
	$687,272	$612,164

Convertible notes-by balance sheet presentation:
Current	$-	$-
Non-current	687,272	612,164
	$687,272	$612,164

In August 2025, the Company issued US$345,000,000 ($476,307,000) of convertible senior unsecured notes (the “Notes”). The Company received $458,994,000, after commissions, fees and transaction costs of $17,313,000. The transaction costs are included in the amortized value of the host contract and are amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 4.25% per annum. The Company made the first interest payment of US$8,553,125 ($11,902,529) on March 15, 2026. The Notes mature on September 15, 2031. The holders of the Notes may convert their Notes after December 31, 2025 in shares, cash or a combination thereof at the Company’s discretion, under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price of US$2.92 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per US$1,000 principal amount of notes which represents a conversion price of approximately US$2.92 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after September 20, 2029, but only if Denison’s share price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before the quarter ends. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Notes for cash.

The Notes mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the early redemption feature and conversion option meet the definition of an embedded derivative (the “Embedded Derivatives”) and the Company has elected to bifurcate the host liability from the conversion and redemption options. The conversion option and redemption feature are treated as one unit on account of being closely related. The Embedded Derivatives were measured at fair value on issuance and at each subsequent reporting period, with changes in fair value recorded in net earnings. The host liability was recorded as the residual amount and subsequently measured at amortized cost.

On the date of issuance, the Notes were trading at a premium to their face value, resulting in a fair value on issuance of $512,328,000 (US$371,091,000), resulting in a day-one loss of $36,021,000, recorded in other income (note 15).

The Embedded Derivatives are classified as a Level 2 financial instrument based on the IFRS 13, Fair Value Measurement, fair value hierarchy, and are valued using a partial differential equation valuation model. The following key assumptions were used in the valuation model:

	Key Assumption	Key Assumption
	June 30, 2026	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031
Debt traded price	139.924	130.642
Volatility rate	72.1%	76.6%
Share price	US$3.06	US$2.63
Credit spread	10.71%	10.49%

The host-liability of the notes and embedded derivatives continuity summary is as follows:

(in thousands)	Host-liability of the Notes	Embedded Derivatives

Balance-December 31, 2025	$295,720	$316,444
Accretion of host liability (13.76%)	10,665	-
Foreign exchange loss on convertible debt	10,471	-
Change in fair value (gain) loss	-	53,972
Balance-June 30, 2026	$316,856	$370,416

For the six months ended June 30, 2026, the Company recorded a gross interest expense of $20,767,000, including cash interest of $10,102,000 and accretion of the host liability related to the Notes, of $10,665,000 at an effective interest rate of 13.76%.

Following FID, the Company commenced capitalizing its borrowing costs in accordance with IAS 23, Borrowing Costs. For the three and six months ended June 30, 2026, $1,685,000 and $2,081,000, respectively in borrowing costs were capitalized to Assets under Construction.

Capped Call Derivative Options

Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the “Capped Calls”) with a strike price equal to initial conversion price of the Notes of USD$2.92 and with a cap price of USD$4.32, and a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to USD$4.32 per share. The purchase price for the Capped Call transactions was approximately USD$35,363,000 ($48,822,000).

The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls are classified as a Level 3 of the fair value hierarchy under IFRS 13, Fair Value Measurement and are valued using a Monte Carlo model.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key assumptions used in the valuation model as at June 30, 2026 and December 31, 2025, of the capped call option are:

	Key Assumption	Key Assumption
	June 30, 2026	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031
Strike price	US$2.916	US$2.916
Cap	US$4.32	US$4.32
Share price	US$3.06	US$2.63
Volatility rate	72.1%	76.6%
Risk free rate	3.95%	3.54%
Credit spread	0.60%	0.55%

The Capped Calls were initially valued at US$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. As this valuation is based on a valuation technique where not all the inputs are observable, the day one loss was deferred, and is recorded as an asset on the statement of financial position, which is amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the total Capped Call value on August 15, 2025 was $48,822,000.

The capped call derivative options continuity summary is as follows:

(in thousands)	Capped Call Derivative Options

Balance-December 31, 2025	$47,993
Change in fair value gain (loss)	10,328
Amortization of day one loss	(1,567)
Balance-June 30, 2026	$56,754

13. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2025	901,610,950	$1,683,831
Issued for cash:
Share option exercises	2,371,501	4,059
Other share issues	410,526	1,561
Less: share issue costs		(68)
Share option exercises-transfer from contributed surplus	-	2,027
Share unit exercises-transfer from contributed surplus	746,983	1,642
3,529,010		9,221
Balance-June 30, 2026	905,139,960	$1,693,052

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2026	2025	2026	2025

Share based compensation expense for:
Share options	$(551)	$(336)	$(1,228)	$(822)
RSUs	(1,237)	(764)	(2,477)	(1,664)
PSUs	(302)	-	(302)	-
Share based compensation expense	$(2,090)	$(1,100)	$(4,007)	$(2,486)

An additional $15,322,000 in share-based compensation expense remains to be recognized, up until May 2028, on outstanding share options and share units at June 30, 2026.

Share Options

Share options granted in 2026 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

	2026
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2025	6,356,165	$1.95
Grants	1,444,000	5.40
Exercises(1)	(2,371,501)	1.71
Forfeitures	(192,668)	3.55
Share options outstanding-June 30, 2026	5,235,996	$2.95
Share options exercisable-June 30, 2026	2,313,319	$1.97
(1)
The weighted average share price on the date of exercise was CAD$5.10.

A summary of the Company’s share options outstanding at June 30, 2026 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 1.00 to $ 1.50	1.71	728,664	1.49
$ 1.51 to $ 2.00	2.97	1,821,335	1.95
$ 2.01 to $ 2.50	2.70	208,000	2.22
$ 2.51 to $ 3.00	2.72	1,047,997	2.62
$ 3.51 to $ 5.42	4.69	1,430,000	5.31
Share options outstanding-June 30, 2026	3.20	5,235,996	$2.95

Share options outstanding at June 30, 2026 expire between November 2026 and May 2031.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted:

Six Months Ended
June 30, 2026

Risk-free interest rate	3.17%
Expected stock price volatility	53.46%
Expected life	3.39 years
Expected dividend yield	-
Fair value per option granted	$2.03

Share Units

RSUs granted under the Share Unit Plan in 2026 vest ratably over a period of three years. PSUs granted under the Share Unit Plan in 2026 vest on satisfaction of performance criteria.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2025	7,821,087	$$1.66	260,000	$0.98
Grants	1,321,000	5.27	1,449,000	4.78
Exercises(1)	(686,983)	2.21	(60,000)	2.08
Forfeitures	(114,332)	2.47	-	-
Units outstanding–June 30, 2026	8,340,772	$2.17	1,649,000	$4.35
Units vested–June 30, 2026	5,495,082	$1.42	200,000	$0.65
(1)
The weighted average share price on the date of exercise was $5.00.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

15. SUPPLEMENTAL FINANCIAL INFORMATION

The accumulated other comprehensive income balance consists of:

	At June 30	At December 31
(in thousands)	2026	2025

Cumulative foreign currency translation	$528	$236
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,890	$1,598

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of Other income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2026	2025	2026	2025

(Losses) gains on:
Foreign exchange	$(2,873)	$(1,110)	$(6,413)	$(1,127)
Fair value changes:
Investments-equity instruments (note 6)	(2,567)	1,620	(752)	2,101
Investments-uranium (note 6)	7,456	31,776	15,782	4,527
Investments-debt instruments (note 6)	(375)	270	155	(508)
Gain on recognition of proceeds–U.I. Repayment Agreement	971	415	971	846
Uranium investment carrying charges Surety bond fees	(240) (1,120)	(176) -	(466) (1,120)	(408) -
Other	142	27	(195)	(16)
Other income – continuing operations	$1,394	$32,822	$7,962	$5,415

The components of Finance income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2026	2025	2026	2025

Interest income	$3,237	$941	$6,750	$2,301
Convertible note interest expense	(5,074)	-	(10,102)	-
Fair value changes:
Convertible notes – Embedded Derivatives (note 12)	54,467	-	(53,972)	-
Investments-Capped Calls (note 12)	(4,457)	-	8,761	-
Accretion expense
Deferred revenue (note 10)	(945)	(719)	(1,934)	(1,397)
Reclamation obligations (note 11)	(537)	(461)	(1,071)	(922)
Convertible Notes	(5,449)	-	(10,665)	-
Less Borrowing costs capitalized	1,685	-	2,081	-
Other	95	(54)	41	(100)
Finance income (expense)	$43,022	$(293)	$(60,111)	$(118)

The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended June 30
(in thousands)	2026	2025

Change in non-cash working capital items:
Trade and other receivables	$(2,312)	$(1,263)
Inventories	(3,491)	(356)
Prepaid expenses and other assets	(2,350)	(428)
Accounts payable and accrued liabilities	(13,027)	(2,498)
Change in non-cash working capital items	$(21,180)	$(4,545)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.
SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2026, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,826	-	1,826

Expenses:
Operating expenses	(2,775)	-	(2,775)
Exploration	(9,228)	-	(9,228)
Evaluation	(15,277)	-	(15,277)
Mine development	(1,988)		(1,988)
General and administrative	(26)	(12,379)	(12,405)
	(29,294)	(12,379)	(41,673)
Segment loss	$(27,468)	(12,379)	(39,847)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	1,826	-	1,826
	$1,826	-	1,826

Capital additions:
Property, plant and equipment (note 8)	$71,460	69	71,529

Long-lived assets:
Plant and equipment
Cost	$227,726	8,295	236,021
Accumulated depreciation	(50,401)	(812)	(51,213)
Mineral properties	200,562	-	200,562
	$377,887	7,483	385,370

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2026, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$720	-	720

Expenses:
Operating expenses	(1,313)	-	(1,313)
Exploration	(2,727)	-	(2,727)
Evaluation	(7,175)	-	(7,175)
Mine Development	(529)	-	(529)
General and administrative	-	(6,565)	(6,565)
	(11,744)	(6,565)	(18,309)
Segment loss	$(11,024)	(6,565)	(17,589)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	720	-	720
	$720	-	720

For the six months ended June 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$2,651	-	2,651

Expenses:
Operating expenses	(2,609)	-	(2,609)
Exploration	(10,564)	-	(10,564)
Evaluation	(20,136)	-	(20,136)
General and administrative	-	(9,346)	(9,346)
	(33,309)	(9,346)	(42,655)
Segment loss	$(30,658)	(9,346)	(40,004)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	2,651	-	2,651
	$2,651	-	2,651

Capital additions:
Property, plant and equipment (note 8)	$11,933	1,136	13,069

Long-lived assets:
Plant and equipment
Cost	$120,732	8,217	128,949
Accumulated depreciation	(45,281)	(609)	(45,890)
Mineral properties	182,360	-	182,360
	$257,811	7,608	265,419

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,276	-	1,276

Expenses:
Operating expenses	(1,386)	-	(1,386)
Exploration	(2,510)	-	(2,510)
Evaluation	(11,106)	-	(11,106)
General and administrative	-	(4,603)	(4,603)
	(15,002)	(4,603)	(19,605)
Segment loss	$(13,726)	(4,603)	(18,329)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	1,276	-	1,276
	$1,276	-	1,276

17.
INCOME TAXES

During the six months ended June 30, 2026, the Company recognized deferred tax recoveries of $4,750,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $4,730,000 relating to the February 2026 renunciation of the tax benefits associated with the Company’s $15,000,000 flow through share issue in December 2025.

18.
RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2026	2025	2026	2025

Salaries and short-term employee benefits	$(930)	$(883)	$(3,900)	$(3,820)
Share-based compensation	(1,215)	(668)	(2,717)	(1,612)
Key management personnel compensation	$(2,145)	$(1,551)	$(6,617)	$(5,432)

19. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Investment in associates, have been valued based on the consideration given up and adjusted for any related equity pickup. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2026 and 2025, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at June 30, 2026 and December 31, 2025:

	Financial	Fair	June 30,	December 31,
	Instrument	Value	2026	2025
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$465,289	$465,918
Trade and other receivables	Category B		7,376	5,332
Investments
Equity instruments-shares	Category A	Level 1	11,711	11,949
Equity instruments-warrants	Category A	Level 2	885	1,131
Investments-uranium	Category A	Level 2	114,434	190,276
Debt instruments	Category A	Level 3	11,923	11,768
Capped call options	Category A	Level 3	56,754	47,993
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		4,408	3,858
Credit facility pledged assets	Category B		1,264	7,972
Surety Bonds	Category B		5,527	-
			$679,571	$746,197

Financial Liabilities:
Account payable and accrued liabilities	Category C		55,313	41,202
Debt obligations	Category C		2,165	2,280
Convertible Notes(2)	Category A/C	Level 2	744,032	639,526
			$801,510	$683,008
(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.
(2)
The Convertible Notes Embedded Derivatives are Category A and the Convertible Notes host liability is Category C.

Investments in uranium are categorized as Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate. The Capped Call options are categorized as Level 3, as there are significant inputs that are unobservable. The Convertible note Embedded Derivatives are categorized as Level 2, due to the use of a valuation model based on market observable inputs.

Letters of Credit Facility
In January 2026, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Facility Agreement (the “Credit Facility”) to extend the maturity date to January 31, 2027 (the “Credit Facility”). Under the Credit Facility, the Company has access to letters of credit of up to $28,478,000, which is partially utilized for non-financial letters of credit in support of performance obligations. The tangible net worth covenant remains unchanged by the amendment. The Company has provided $1,264,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility. During the six months ended June 30, 2026, the Company incurred letter of credit fees of $189,000 (June 30, 2025 - $205,000).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2026, the Company is in compliance with its facility covenants and has access to letters of credit of up to $28,478,000 (December 31, 2025 - $28,478,000). The facility is partially utilized to provide a $4,514,000 non-financial letter of credit issued in support of performance obligations. (see note 11).

20. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of June 30, 2026, the WRJV has commitments for $229,006,000 related to capital purchases and construction contracts for the Wheeler Joint Venture, with Denison’s share being $217,556,000. These commitments are expected to be incurred over the next 24 months.

Surety Bonds

In April 2026, the Company entered into an agreement with a Canadian licensed insurance company to provide Surety Bonds totaling $36,846,000 in support of decommissioning and reclamation obligations for the McClean Lake Operation and Wheeler River Project (see note 11). The Company pledged $5,526,900 as restricted cash and investments pursuant to its obligations under the agreement. The Surety Bonds are subject to annual surety fees of 3.0%.

Sale of Uranium

As at June 30, 2026, the Company has entered into uranium sales contracts to sell 600,000 pounds for deliveries between the third quarter of 2026 and the second quarter of 2027.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business.
In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry a.s.

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of US$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to US$12,000,000.

With respect to outstanding contingent consideration payable to Denison in relation to this transaction, in January 2022, the Company executed a Repayment Agreement with UI (the “Repayment Agreement”). Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025.

On April 1, 2026, the Company received the remaining US$702,000 as full and final settlement of all amounts payable under the GSJV Agreement and the Repayment Agreement.

21.
SUBSEQUENT EVENTS

Foremost Phase 2 Earn-In Completed

On July 9, 2026 Foremost completed the Phase 2 earn-in requirements under the Option Agreement (the ‘Option Agreement’) with the Company (see Note 6). Pursuant to the Option Agreement, Foremost has increased its ownership interest to 51% across 10 uranium exploration projects, with the exception of Hatchet Lake, at 35.78%. As a result, Foremost issued 848,610 common shares to the Company, increasing the Company’s ownership percentage of the issued and outstanding common shares of Foremost to 19.90% (holding 3,448,610 Foremost common shares).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cosa Issues Deferred Payment Shares

On July 15, 2026, Cosa issued Denison 2,154,476 common shares at a deemed price of $0.69036 per share as full satisfaction of the deferred consideration pursuant to the acquisition agreement between Cosa and Denison dated November 26, 2024. Upon completion of the transaction, the Company owns 17.53% of the issued and outstanding common shares of Cosa (holding 23,895,340 Cosa common shares).

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